================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 26

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================

     This Amendment No. 26 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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        ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:



        On July 29, 1997, Healthdyne entered into an Escrow Agreement (the "Escrow Agreement") with First Union National Bank, as escrow agent, and pursuant thereto funded a $1.0 million escrow fund for indemnification and payment of certain expenses of Healthdyne's Continuing Directors (as defined in the Rights Agreement). The Escrow Agreement was entered into in lieu of a Trust Agreement, a form of which was filed as Exhibit 73 to this Schedule 14D-9. The substantive terms of the Escrow Agreement are substantially the same as the terms of the form of Trust Agreement previously filed. A copy of the Escrow Agreement is attached hereto as Exhibit 78.



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 78 --     Escrow Agreement by and between Healthdyne Technologies,
                    Inc. and First Union National Bank for Indemnification and Payment of Certain Expenses of Healthdyne Technologies,
                    Inc.  Continuing Directors, dated as of July 24, 1997.

--------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 30, 1997


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                                                                      EXHIBIT 78



                                ESCROW AGREEMENT
                                ----------------


                                 by and between


                          Healthdyne Technologies, Inc.


                                       and


                            First Union National Bank



                                       for
                Indemnification and Payment of Certain Expenses
                        of Healthdyne Technologies, Inc.
                              Continuing Directors


                       ----------------------------------


                   Made And Entered Into As Of July 24, 1997

                      ESCROW AGREEMENT FOR INDEMNIFICATION
                       AND PAYMENT OF CERTAIN EXPENSES OF
               HEALTHDYNE TECHNOLOGIES, INC. CONTINUING DIRECTORS


         This ESCROW AGREEMENT ("Escrow Agreement") has been made as of July 24, 1997, among HEALTHDYNE TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Georgia with its executive offices at 1255 Kennestone Circle, Marietta, Georgia 30066 ("HDTC"), and FIRST UNION NATIONAL BANK, a national banking association with a principal place of business at 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309 (the "Escrow Agent").


                                   WITNESSETH:

         WHEREAS, Invacare Corporation ("Invacare") has commenced an unsolicited tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of HDTC at a price of $15.00 per share and the Board of Directors of HDTC, based on, among other things, the advice of HDTC's financial advisor, has determined that the Offer is grossly inadequate and has recommended that stockholders of HDTC reject the Offer;

         WHEREAS, in connection with the Offer, Invacare is proposing to elect, and is soliciting proxies in favor of, a slate of four nominees (the "Invacare Nominees") to HDTC's seven member Board;

         WHEREAS, on April 20, 1995, HDTC declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Common Stock to stockholders of record at the close of business on May 22, 1995;

         WHEREAS, the Rights were issued pursuant to a Rights Agreement, dated as of May 22, 1995, between HDTC and Trust Company Bank (the "Rights Agreement");

         WHEREAS, if Invacare's nominees are elected to the Board of Directors, under the Rights Agreement, the concurrence of the continuing directors as defined in the

Rights Agreement who are re-elected to HDTC's Board of Directors at the 1997 Annual Meeting of HDTC's shareholders (the "Continuing Directors") will be required to amend or redeem the Rights;

         WHEREAS, if Invacare's nominees are elected to, and acquire control of, the Board of Directors of HDTC, HDTC may not make adequate resources available to the Continuing Directors in order to enable them to carry out their prescribed functions under the Rights Agreement and to fulfill their fiduciary obligations to stockholders of HDTC;

         WHEREAS, the Continuing Directors, or some of them, are, or may be, defendants or parties in various civil actions which are currently pending (including, without limitation, the actions captioned Invacare Corporation and I.H.H. Corp. v. Healthdyne Technologies, Inc., et al., (Civil Action No. 1:97-cv-0205-CC) in the United States District Court for the Northern District of Georgia, Atlanta Division and the appeal of such action to the United States Court of Appeals for the Eleventh Circuit and In re Healthdyne Technologies, Inc. Shareholder Litigation (Civil Action No. 1-97-CV-0349-CC) in the United States District Court for the Northern District of Georgia, Atlanta Division) or various civil or criminal actions which may in the future arise, in connection with or relating to (1) their service as directors and officers of HDTC and/or its subsidiaries, (2) the efforts of Invacare to acquire control of HDTC, (3) actions taken by HDTC or any of the Continuing Directors in anticipation of, or in response to, Invacare's efforts to acquire control of HDTC, and in seeking alternative transactions to Invacare's offer, (4) actions taken by HDTC or any of the Continuing Directors in entering into employment agreements, employee retention agreements, employee benefit plans and programs and indemnification agreements, (5) actions taken by any Continuing Director who is, as of the date of this Escrow Agreement, a director of HDTC and who retains such position following a Change of Control (as defined in section 9.1 hereof), and (6) the entering into this Escrow Agreement, all of which is referred to as the "Litigation";

         WHEREAS, the Continuing Directors may incur costs and expenses, other than Litigation Expenses (as



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defined in section 6.1 hereof), including, without limitation, legal, financial advisory or other expenses, in connection with (1) the commencement of any action or litigation against Invacare or its affiliates or representatives or its nominees who have been elected to HDTC's Board of Directors, (2) the exercise of their fiduciary duties to stockholders of HDTC, including, without limitation, carrying out their prescribed functions as Continuing Directors under the Rights Agreement, (3) the evaluation or consideration of any bids, offers or proposals from Invacare or any other party to acquire or merge with HDTC or to acquire control over or acquire the assets of HDTC, or any processes or procedures instituted by the Board of Directors of HDTC to seek, evaluate and make decisions concerning any such bids, offers or proposals or (4) opposing any actions by Invacare or the Invacare Nominees which the Continuing Directors believe not to be in the best interests of stockholders (collectively, the "Continuing Director Expenses");

         WHEREAS, section 14-2-853 of the Georgia Business Corporation Code (the "GBCC") permits, and Article VI of HDTC's By-Laws requires, that the reasonable expenses incurred by a director of HDTC, who is a party to a proceeding because he is a director, be paid by HDTC in advance of the final disposition of such action upon receipt of (1) a written affirmation of the director's good faith belief that he has met the relevant standard of conduct or that the proceeding involves conduct for which liability has been eliminated (an "Affirmation"), and
(2) an undertaking to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification (an "Undertaking");

         WHEREAS, section 14-2-857 of the GBCC permits, and Article VI of HDTC's By-Laws requires, that the expenses incurred by an officer of HDTC, who is a party to a proceeding because he is an officer, be paid by HDTC to the same extent as a director;

         WHEREAS, each of the Continuing Directors who as of the date hereof is a party to any Litigation has provided, or will as required provide, an executed Affirmation and an executed Undertaking to HDTC;



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         WHEREAS, the Continuing Directors have also entered into
indemnification agreements with HDTC (the "Indemnification Agreements") providing for the indemnification of, and advancement of expenses to, the Continuing Directors and for the continued coverage of the Continuing Directors under HDTC's directors' and officers' liability insurance policies issued by the American International Group, Inc. (the "D&O Coverage");

         WHEREAS, for the purposes of (A) providing indemnification and advancement of expenses to any Continuing Director incurring a Litigation Expense (as defined in section 6.1 hereof) and assuring such indemnification after a Change of Control pursuant to the provisions of the GBCC and the Indemnification Agreements and (B) providing a fund for any Continuing Director who incurs any Continuing Director Expense and assuring the availability of funds to pay such Continuing Director Expenses following a Change of Control, HDTC desires to establish and continue an escrow fund of one million dollars ($1,000,000) with such amount (together with the net earnings thereon) to be available for the purposes described herein subject only to the claims of HDTC's general creditors as provided herein; and

         WHEREAS, the Escrow Agent has agreed and does agree to the terms and conditions of this Escrow Agreement;

         NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, intending to be legally bound hereby, it is agreed by and between HDTC and the Escrow Agent for the benefit of the Continuing Directors as follows:


                                    ARTICLE I

                           Escrow Fund and Definitions

         1.1 Escrow Fund. HDTC hereby establishes with the Escrow Agent an escrow fund for (A) the indemnification and advancement of expenses of any Continuing Director who prior to the date hereof has incurred, or hereafter incurs, any Litigation Expense and (B) the payment to (or at the direction of) any Continuing Director who incurs a Continuing Director



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

Expense, with such fund to consist of (i) one million dollars ($1,000,000) which shall be deposited with the Escrow Agent by HDTC and (ii) any other property which the Escrow Agent may hereinafter at any time hold or acquire, including, without limitation, income on such (collectively, the "Escrow Fund"). The Escrow Agent shall hold the Escrow Fund separate and apart from any other funds of HDTC, shall use all of the funds held hereunder exclusively for the purposes herein set forth, shall hold and administer the Escrow Fund as a single fund, shall invest and reinvest the same without distinction between principal and income, and shall pay over and distribute the same in accordance with the provisions of this Escrow Agreement.

         1.2 Effective Date. The effective date of this Escrow Agreement is July 24, 1997.


                                   ARTICLE II

                           Payments to the Escrow Fund

         Receipt of Payments. The Escrow Agent shall accept deposits in cash or other property that are made by or on behalf of HDTC and its subsidiaries from time to time in accordance with such funding method and policy as will permit the Escrow Agent to make payments pursuant to any Advancement Request (as defined in section 6.1 hereof).


                                   ARTICLE III

                      Powers and Duties of the Escrow Agent

         3.1 In General. The Escrow Agent shall hold the Escrow Fund subject to the terms and purposes of this Escrow Agreement.

         3.2 Disbursement Into Court. If, at any time, there shall exist any dispute between HDTC and the Continuing Directors, or any of them, with respect to the holding or disposition of any portion of the Escrow Fund or any other obligations of the Escrow Agent hereunder, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent's sole satisfaction, the



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proper disposition of any portion of the Escrow Fund or the Escrow Agent's proper actions with respect to its obligations hereunder, or if the Continuing Directors have not within 30 days of the furnishing by the Escrow Agent of a notice of resignation pursuant to section 3.5 hereof, appointed a successor Escrow Agent to act hereunder, then the Escrow Agent may petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Atlanta, Georgia, for instructions with respect to such dispute or uncertainty, and pay into such court all funds held by it in the Escrow Fund for holding and disposition in accordance with the instructions of such court. The Escrow Agent shall have no liability to HDTC, its shareholders or any Continuing Director or any other person or entity with respect to any such disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Fund or any delay in or with respect to any other action required or requested of the Escrow Agent.

         3.3 Liability and Indemnification.

         (a) The Escrow Agent shall have no liability or obligation with respect to the Escrow Fund except for the Escrow Agent's willful misconduct or gross negligence. The Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Fund in accordance with the terms of this Escrow Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this Escrow Agreement. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Fund, any account in which the Escrow Funds are



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deposited, or this Escrow Agreement, or to appear in, prosecute or defend any such legal action or proceeding. The Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other Escrow Agreement or of its duties hereunder, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. The reasonable fees and expenses of any such counsel shall be paid out of the Escrow Fund.

         (b) The Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Fund, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Fund is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

         (c) From and at all times after the date of this Escrow Agreement, HDTC shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and



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after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation HDTC or any Continuing Director, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, or suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified
Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify HDTC in writing, and HDTC shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party, except that HDTC shall be required to pay such fees and expenses if (a) HDTC agrees to pay such fees and expenses, or
(b) HDTC shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of such Indemnified Party, to employ counsel satisfactory to the Indemnified Party in any such action or proceeding, or (c) HDTC is the plaintiff in any such action or proceeding or (d) the named parties to any such action or proceeding (including any impleaded parties) include both Indemnified Party and HDTC and one or more of the Continuing Directors, and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to HDTC and such Continuing Director. All such fees and



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expenses payable by HDTC pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. All of the foregoing losses, damages, costs and expenses of the Indemnified Parties shall be payable by HDTC, upon demand by such Indemnified Party. The obligations of HDTC under this section 3.3(c) shall survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent.

         3.4 Fees and Expenses of Escrow Agent. HDTC shall compensate the Escrow Agent for its services hereunder in accordance with Schedule A attached hereto and, in addition, shall reimburse the Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. All of the compensation and reimbursement obligations set forth in this section 3.4 shall be payable by HDTC upon demand by the Escrow Agent. The obligations of HDTC under this section 3.4 shall survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent.

         The Escrow Agent is authorized to, and may, disburse to itself from the Escrow Fund, from time to time, the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which the Escrow Agent or any Indemnified Party is entitled to seek indemnification pursuant to section 3.3(c) hereof). The Escrow Agent shall notify HDTC and the Continuing Directors of any disbursement from the Escrow Fund to itself or any Indemnified Party in respect of any compensation or reimbursement hereunder and shall furnish to HDTC and the Continuing Directors copies of all related invoices and other statements. HDTC and the Continuing Directors hereby grant to the Escrow Agent and the Indemnified Parties a security interest in and lien upon the Escrow Fund and all funds therein to secure all obligations hereunder to the Escrow Agent and the Indemnified Parties, and the Escrow Agent and Indemnified Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to section 3.3(c) hereof) against the Escrow Fund. If for



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any reason funds in the Escrow Fund are insufficient to cover such compensation and reimbursement, HDTC shall promptly pay such amounts to the Escrow Agent or any Indemnified Party upon receipt of an itemized invoice.

         3.5 Tenure in Office. The Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior written notice to HDTC and the Continuing Directors. The Escrow Agent may be removed by HDTC prior to a Change of Control for any reason upon thirty (30) days' prior written notice to the Escrow Agent. Subsequent to a Change of Control, the Escrow Agent may only be removed upon the written request of all the Continuing Directors. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided hereinbelow.

         3.6 Successor Escrow Agent. HDTC shall have the power to appoint a successor Escrow Agent prior to a Change of Control. Subsequent to a Change of Control, a successor Escrow Agent may only be appointed by the mutual agreement of all the Continuing Directors. Any successor Escrow Agent appointed pursuant to the provisions of this section 3.6 shall be a bank or corporate Escrow Agent with a minimum primary capital, as defined under applicable bank regulatory requirements ("Primary Capital"), of at least one hundred million dollars ($100,000,000). The appointment of a successor Escrow Agent shall become effective upon acceptance in writing of such appointment by the successor Escrow Agent. The successor Escrow Agent shall have no liability for events occurring prior to the time such successor Escrow Agent assumed its Escrow Agent duties hereunder. Every successor Escrow Agent appointed to and accepting a Escrow Agentship hereunder shall have all the rights, title, powers, duties, exemptions and limitations of the original Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as the Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Escrow Agent under this Escrow Agreement.



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                                   ARTICLE IV

                                Investment Powers

                   The Escrow Agent shall invest and reinvest the Escrow Fund as directed by HDTC (subject to applicable minimum investment requirements) by the furnishing of a written direction executed by HDTC; provided, however, that no investment or reinvestment may be made except in the following (collectively referred to herein as "Permitted Investments"):

                  (a) direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United States of America;

                  (b) certificates of deposit issued by any bank, bank and trust company, or national banking association, having a minimum Primary Capital of $100,000,000 (a "Qualified Bank") (including the Escrow Agent and its affiliates), which certificates of deposit are insured by the Federal Deposit Insurance Corporation or a similar governmental agency;

                  (c) repurchase agreements with any Qualified Bank (including the Escrow Agent and its affiliates); or

                  (d) any money market fund substantially all of which is invested in the foregoing investment categories, including any money market fund managed by the Escrow Agent and any of its affiliates.

                  If the Escrow Agent has not received a written direction from HDTC at any time that an investment decision must be made, the Escrow Agent shall invest the Escrow Fund, or such portion thereof as to which no such written direction has been received, in investments described in clause (b) above. Each of the foregoing investments shall be made in the name of the Escrow Agent. No investment shall be made in any instrument or security that has a maturity of greater than six (6) months. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, without notice to HDTC or the Continuing Directors, sell or liquidate any



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

of the foregoing investments at any time if the proceeds thereof are required for any release of funds permitted or required hereunder, and the Escrow Agent shall not be liable or responsible for any loss, cost or penalty resulting from any such sale or liquidation, nor shall the Escrow Agent be liable for any other loss on any other Permitted Investment. With respect to any funds received by the Escrow Agent for deposit into the Escrow Fund or any written direction from HDTC received by the Escrow Agent with respect to investment of any funds in the Escrow Fund after ten o'clock, a.m., Atlanta, Georgia, time, the Escrow Agent shall not be required to invest such funds or to effect such investment instruction until the next day upon which banks in Atlanta, Georgia are open for business.


                                    ARTICLE V

                              Accounts and Records

         5.1 Records. The Escrow Agent shall keep accurate and detailed records of all investments, receipts, disbursements and all other transactions required with regard to the Escrow Fund, as well as such specified records as shall be agreed upon in writing between HDTC and the Escrow Agent. All such accounts, books and records shall be open to inspection and audit at all reasonable times by HDTC and by the Continuing Directors or their authorized agents.

         5.2 Reports.

         (a) Within sixty (60) days after the end of each calendar year and within sixty (60) days after the removal or resignation of the Escrow Agent or the termination of the Escrow Fund, the Escrow Agent shall render a written report to the Board of Directors of HDTC (the "Board") (and, following a Change of Control, to each Continuing Director) containing a complete accounting showing the total assets in the Escrow Fund as of the latest Valuation Date (as defined in section 5.3 hereof) and the fair market value placed on each asset as of that date, as well as a statement of purchases, sales and any investment changes and all income, expenses, and disbursements since the last such report.



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         (b) The approval of, or the lack of written objection by, the Board or, after a Change of Control, the approval of, or the lack of written objection by, all the Continuing Directors within ninety (90) days after submission of any report or accounting by the Escrow Agent shall be a complete release and discharge of the Escrow Agent as to the information contained therein, unless the Escrow Agent has engaged in willful misconduct or gross negligence in the preparation of such report or accounting.

         5.3 Valuation. The Escrow Agent shall value all assets of the Escrow Fund at fair market value at least annually on the last day of the calendar year, or on such other day as is mutually agreed to by HDTC and the Escrow Agent (the "Valuation Date").


                                   ARTICLE VI

                          Payments From the Escrow Fund


         6.1 Payments Generally. Prior to a Change of Control, the Escrow Agent shall make payments out of the Escrow Fund in such manner and in such amounts as the Board of Directors of HDTC may direct. On and after a Change of Control, the Board of Directors of HDTC shall have no authority to direct that payments be made out of the Escrow Fund and the Escrow Agent shall have an unconditional obligation, subject only to the provisions of section 6.2 hereof, to promptly make payments out of the Escrow Fund to (or at the direction of) the Representative (as defined below) of the Continuing Directors upon receipt from such Representative of a written request (an "Advancement Request") specifying in reasonable detail (A) any expense actually incurred by a Continuing Director (including, without limitation, the fees, charges and disbursements of legal counsel) in connection with the defense or prosecution of any Litigation, including the prosecution of any appeal relating to the Litigation (a "Litigation Expense") or (B) any Continuing Director Expense actually incurred by a Continuing Director. The Escrow Agent shall also notify HDTC of any Advancement Request and the amount advanced to a Continuing Director in connection therewith.

         6.2 Requirement of Undertaking. No Continuing Director shall be entitled to receive any payment from the Escrow Agent for purposes of a Litigation Expense pursuant to the terms of this Escrow Agreement unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Affirmation and an Undertaking to HDTC, a copy of which shall be furnished to the Escrow Agent, substantially in the forms attached hereto as Exhibits A and B, respectively.

         6.3 Incumbency Certificate and Representative. HDTC has provided to the Escrow Agent an Incumbency Certificate showing the names, addresses and signatures of the persons it expects to become the Continuing Directors in the event of a Change of Control. The Escrow Agent may rely exclusively on such Incumbency Certificate, or any subsequent Incumbency Certificate signed by the persons named therein, as to the identity and authentic signatures of the Continuing Directors. The Continuing Directors shall designate, in a writing signed by all of them and delivered to the Escrow Agent and to HDTC, one Continuing Director to act as the Representative of all of the Continuing Directors hereunder (the "Representative"). The designation of the Representative may be changed at any time by written notice signed by all of the Continuing Directors and delivered to the Escrow Agent and to HDTC.

         6.4 Payments by HDTC. If the Escrow Fund is not sufficient to make payments to (or at the direction of) Continuing Directors as provided in this Escrow Agreement, HDTC shall make the balance of each such payment as it becomes due.

         6.5 Payments Only Pursuant to Advancement Requests. Except as provided in Article VIII of this Escrow Agreement, HDTC shall have no right or power to direct the Escrow Agent to return any assets in the Escrow Fund to HDTC or to divert any assets in the Escrow Fund to any purpose other than for payments to (or at the direction of) Continuing Directors in connection with any Advancement Request.

         6.6 Exculpation. The Escrow Agent shall have no liability to HDTC, any Continuing Director, or any other person or entity, with respect to any disbursement of Escrow Funds made in accordance with an Advancement

Request accompanied, where required by Section 6.2, with an Affirmation and an Undertaking.


                                   ARTICLE VII

                        Escrow Fund Subject to Creditors

         7.1 Assets. Subject to the Escrow Agent's lien on the Escrow Fund for indemnification, fees and expenses, all assets in the Escrow Fund, including any earnings on such assets, shall be subject to the claims of the general creditors of HDTC but only under circumstances in which HDTC is Insolvent as provided in section 7.2.

         7.2 Insolvency.

         (a) HDTC shall be deemed to have become insolvent ("Insolvent") on the date on which a decree or order is entered by a court of competent jurisdiction adjudging HDTC a bankrupt or an insolvent, or approving as properly filed a petition for reorganization under applicable bankruptcy or debtor protection laws. HDTC shall give written notice to the Escrow Agent and to each Continuing Director if it is deemed to have become Insolvent. On and after the date on which the Escrow Agent receives such notice, the Escrow Agent shall make no further payments from the Escrow Fund pursuant to section 6.1 and shall make payments only to such persons, at such times and in such amounts as shall be approved in writing by a court of competent jurisdiction.

         (b) If it is determined that HDTC has ceased to be Insolvent within the meaning of section 7.2(a), then section 7.2(a) shall cease to apply, and section
6.1 shall again become applicable, on and after the earliest date on which the Escrow Agent has received written notice from HDTC that it has ceased to be Insolvent or the Escrow Agent determines that HDTC has ceased to be Insolvent.

         (c) If the Escrow Agent receives a written notice from HDTC or the Representative that an allegation has been made that HDTC is insolvent in any complaint or petition filed in a judicial proceeding, the Escrow Agent shall thereafter refrain from making any payments from the Escrow Fund to (or at the direction of) Continuing Directors, or distributing assets from the Escrow Fund. If the Escrow Agent later receives written notice from HDTC or the Representative that such allegations have been withdrawn or such proceeding has been dismissed, it shall resume such payment of benefits in accordance with section 6.1; otherwise it shall discontinue such payments and hold the assets of the Escrow Fund for the benefit of the creditors of HDTC. In no event shall the Escrow Agent make payments to (or at the direction of) Continuing Directors or distribute assets of the Escrow Fund except as provided in this Article VII if it has actual knowledge of the insolvency of HDTC.


                                  ARTICLE VIII

                      Tax Issues, Amendment and Termination

         8.1 In General. Except as provided in this Article VIII, following a Change of Control, the Escrow Agreement shall be irrevocable and subject to no modification. The parties hereby agree that earnings on any assets held in the Escrow Fund shall be taxable to and such taxes shall be paid by HDTC. Notwithstanding the foregoing, the terms of the Escrow Agreement may be submitted to the Internal Revenue Service (the "IRS") for a private letter determination regarding the tax consequences thereof, including, but not limited to, a determination that the establishment and funding of the Escrow and Escrow Fund, the disbursement of Escrow Funds to third parties, and the recognition of income by the Escrow Fund will not, for federal income tax purposes, result in any amounts being includible in the income of the Continuing Directors. The cost of preparation of such private letter determination shall be paid for out of the Escrow Fund.

         8.2 Amendment. HDTC hereby expressly waives all rights and powers to amend this Escrow Agreement, except (a) prior to a Change of Control by a written instrument executed by HDTC and the Escrow Agent and (b) following a Change of Control by a written instrument executed by the Escrow Agent and HDTC and consented to in writing by all the Continuing Directors; provided, however, that following a Change of Control, this Escrow Agreement may be modified by a written instrument executed by the Escrow Agent and consented to in writing by all the Continuing Directors for the purpose of curing any ambiguity or correcting any provisions contained herein which may be defective or inconsistent with other provisions contained herein; and provided, further, however, that prior to a Change of Control, notwithstanding any other provision of this Escrow Agreement, the terms of this Escrow Agreement may be modified by HDTC without the consent of the Escrow Agent and any person who may be affected thereby to conform with the requirements of the IRS necessary to secure a favorable private letter determination, as provided in section 8.1.

         8.3 Termination.

         (a) HDTC may terminate this Escrow Agreement at any time, by instrument, in writing, executed pursuant to authorization of the Board of Directors of HDTC; provided, however, that, following a Change of Control, this Escrow Agreement may be terminated only (i) upon the depletion of all of the funds or assets which comprise the Escrow Fund or (ii) by the written agreement of HDTC and all of the Continuing Directors. Notwithstanding anything contained in this Escrow Agreement to the contrary, unless sooner terminated pursuant to the terms hereof, this Escrow Agreement shall terminate automatically on July 22, 1999. Any amounts remaining in the Escrow Fund as of the termination of this Escrow Agreement shall revert to, and be paid by the Escrow Agent to, HDTC.

         (b) Any termination, unless automatic, shall become effective upon the receipt by the Escrow Agent of the instrument of termination and such written consents as may be required hereunder or as may be reasonably requested hereunder; thereafter the Escrow Agent, upon the direction of the Board of Directors of HDTC, shall liquidate the Escrow Fund to the extent required for distribution and, after the final account of the Escrow Agent has been approved or settled, shall distribute the balance of the Escrow Fund remaining in its hands as directed by the Board of Directors of HDTC, or in the absence of such direction or directions, as may be directed by a judgment or decree of a court of competent jurisdiction. Following any termination, the powers of the Escrow Agent hereunder shall continue as long as any of the Escrow Fund remains in its hands.


                                   ARTICLE IX

                          Change of Control Provisions

                  9.1 Change of Control Defined. (a) For purposes of this Escrow Agreement, a change of control of HDTC ("Change of Control") shall occur upon:

                  (i) the reorganization, merger, consolidation or similar business combination of HDTC with one or more other entities, other than a transaction following which at least fifty-one percent (51%) of the ownership interests of the institution resulting from such transaction are owned in substantially the same proportion by persons who, prior to such transaction, owned at least fifty-one percent (51%) of the outstanding voting shares of HDTC;

                  (ii) the acquisition of substantially all of the assets of HDTC or of more than twenty percent (20%) of the voting shares of HDTC by any person or entity, or by any persons or entities acting in concert or as a group; or

                  (iii) the occurrence of any event if, immediately following such event, 50% or more of the members of the Board of Directors of HDTC are not Continuing Directors.

                  (b)   (i)   HDTC shall give written notice to the Escrow
Agent of the occurrence of any Change of Control as promptly as practicable, but in no event later than five (5) days after the date on which such Change of Control occurs; provided that the Escrow Agent shall give effect to such notice even if it is received after the expiration of such five (5) day period; and further provided, that the failure of HDTC to give notice of a Change of Control shall not affect any of the rights or obligations of the parties hereto pursuant to the terms of this Escrow Agreement or otherwise be construed to create an implication that no Change of Control has occurred.

                  (ii) Any Continuing Director shall have the right to give written notice to the Escrow Agent of the occurrence of a Change of Control. The Escrow Agent shall furnish HDTC with a copy of any such notice.

Until Escrow Agent receives written notice of a Change of Control as provided above, Escrow Agent may assume that no Change of Control has occurred.

         9.2 Access to Records and Information. HDTC shall promptly furnish to the Escrow Agent such records and other information to which it has access as the Escrow Agent may reasonably request in order to carry out its duties under this Escrow Agreement.



                                    ARTICLE X

                                  Miscellaneous

         10.1 No Assignment. Except to the extent required by applicable law, or as provided herein, the interest of the Continuing Directors in the Escrow Fund shall not be subject in any way to alienation, sale, transfer, assignment, pledge, attachment, garnishment, execution or encumbrance of any kind, or to garnishment, attachment, levy or execution of any kind for the debts or defaults of the Escrow Agent or of any person, natural or legal, having an interest in the Escrow Fund; any attempt to accomplish the same shall be void.

         10.2 Governing Law and Severability. The validity and construction of any provision of this Escrow Agreement shall be governed by the laws of the State of Georgia, except to the extent preempted by federal law. If any provision of this Escrow Agreement shall be declared invalid or unenforceable by a court of competent jurisdiction, the remaining provisions hereof shall remain valid and shall continue in effect.

         10.3 Binding Effect on Successor. This Escrow Agreement shall be binding upon and inure to the benefit of HDTC and the Escrow Agent, and to their respective successors and assigns, including any successors to HDTC or the Escrow Agent or their businesses or assets as the result of any merger, consolidation, reorganization, transfer of assets or otherwise, and any subsequent successor thereto, without the execution or filing of any instrument or the performance of any act. This Escrow Agreement shall inure to the benefit of the heirs, successors, assigns and legal representatives of the Continuing Directors. In no event shall any such consolidation, reorganization, transfer of assets or other transaction suspend or delay the payments to (or at the direction of) the Continuing Directors.

         10.4 Continuing Directors' Rights. No Continuing Director shall have any right, claim, or other cause of action against the Escrow Agent or the Escrow Fund, except to the extent necessary to enforce the Continuing Directors' rights under the terms of the Escrow Agreement, and no Continuing Director shall have any beneficial ownership interest in or preferred claim as to any portion of the Escrow Fund prior to receiving payments therefrom. All assets held in the Escrow Fund shall at all times be subject to the terms of this Escrow Agreement, and distribution of assets shall be made solely pursuant to the terms hereof.

         10.5 Reversion to HDTC. No amendment to HDTC's Articles of Incorporation, By-Laws or the relevant provisions of the GBCC shall cause any of the assets of the Escrow Fund to revert to HDTC except as provided in Article VIII hereof.

         10.6 General Undertaking. All parties to this Escrow Agreement and all persons claiming any interest whatsoever agree to perform any and all acts and execute any and all documents and papers which may be necessary or desirable for the carrying out of the Escrow Agreement or any of its provisions.

         10.7 Masculine, Feminine, Singular and Plural. The masculine shall be read in the feminine, the singular in the plural, and vice versa, wherever the context shall so require.

         10.8 Notices. Notices, accountings, and reports required to be given by the Escrow Agent, HDTC or the Continuing Directors may be given by personal delivery or by certified mail (return receipt requested) addressed to the party involved at the last address of such party recorded on the general address files of the Escrow Agent or HDTC. If given by mail, the date of mailing shall be deemed to be the date as of which the same was given or furnished to the addressee. Any notice required under this Escrow Agreement may be waived in writing by the person entitled to such notice.

         10.9 Counterparts. The foregoing instrument may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

     IN WITNESS WHEREOF, HDTC and the Escrow Agent have caused this Escrow Agreement to be executed by their duly authorized officers and their respective corporate seals to be hereunto affixed as of the day and year first above written.


                                             HEALTHDYNE TECHNOLOGIES, INC.


                                             By:/s/ M. Wayne Boylston
                                                -------------------------------
                                                  Name: M. Wayne Boylston
                                                  Title: Vice President-Finance


Attest:


By:./s/ Leslie R. Jones
   ----------------------------
     Name: Leslie R. Jones
     Title: Vice President,
            General Counsel and Secretary

     (Corporate Seal)



                                             FIRST UNION NATIONAL BANK,
                                             as Escrow Agent

                                                /s/ Emily E. Katt
                                                -------------------------------
                                                  Name: Emily E. Katt
                                                  Title: Vice President

Attest:


By:/s/ R. Douglas Milner
   ----------------------------
     Name:  R. Douglas Milner
     Title:  Vice President

                                   SCHEDULE A

                          Fees Payable to Escrow Agent



ACCEPTANCE FEE:  $500, PAYABLE ON CLOSING DATE.

ANNUAL FEE: $4,000, PAYABLE ON CLOSING DATE AND ANNUALLY IN ADVANCE ON THE ANNIVERSARY DATE OF THE CLOSING.

TRUSTEE'S COUNSEL FEES:  $750

                                                                      Exhibit A

                                   AFFIRMATION

         This AFFIRMATION is being provided pursuant to that certain Escrow Agreement dated as of July 24, 1997 by and between Healthdyne Technologies, Inc. (the "Corporation") and First Union National Bank of Georgia (the "Escrow Agent") for Indemnification and Payment of Certain Expenses of Healthdyne Technologies, Inc. Continuing Directors (the "Escrow Agreement"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Escrow Agreement.

         WHEREAS, section 6.2 of the Escrow Agreement provides that no Continuing Director shall be entitled to receive any payment from the Escrow Agent for purposes of a Litigation Expense unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Affirmation to the Corporation;

         NOW THEREFORE, the undersigned hereby affirms his or her good faith belief that either (a) the proceeding giving rise to the expenses for which the undersigned now requests, or hereafter may request, an advance involves conduct for which liability has been eliminated pursuant to the Corporation's Articles of Incorporation, or (b) he or she conducted himself or herself in good faith and reasonably believed:

         (i) In the case of conduct in his or her official capacity, that such conduct was in the best interest of the Corporation;

         (ii) In all other cases, that such conduct was at least not opposed to the best interests of the Corporation; and

         (iii) In the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful.



Dated the    day of          , 19   .
          ---        --------    --



                  -----------------------------------------------
                  Name of Director:

                                                                     Exhibit B


                                   UNDERTAKING

         This UNDERTAKING is being provided pursuant to that certain Escrow Agreement dated as of July 24, 1997 by and between Healthdyne Technologies, Inc. (the "Corporation") and First Union National Bank of Georgia (the "Escrow Agent") for Indemnification and Payment of Certain Expenses of Healthdyne Technologies, Inc. Continuing Directors (the "Escrow Agreement"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Escrow Agreement.

         WHEREAS, section 6.2 of the Escrow Agreement provides that no Continuing Director shall be entitled to receive any payment from the Escrow Agent for purposes of a Litigation Expense unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Undertaking to the Corporation;

         NOW THEREFORE, the undersigned hereby undertakes to repay to the Corporation the amount of such Litigation Expenses advanced pursuant to the Escrow Agreement if it shall ultimately be determined that the undersigned is not entitled to be indemnified by the Corporation.

         The undersigned confirms that this undertaking is an unlimited general obligation.


Dated the     day of         , 19  .
          ---        --------    --





                                   --------------------------------------
                                   Name of Director: